_________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

I.     General Identifying Information

1.     Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

|_|     Merger

|X|     Liquidation

|_|     Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

|_|     Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

DK INVESTORS, INC.

3. Securities and Exchange Commission File No.: 811-02886

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

|_| Initial Application             |X| Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

205 Lexington Avenue, 16th Floor
New York, NY 10016

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Martin Mushkin
205 Lexington Avenue, 16th Floor
New York, NY 10016
(212)779-4233

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

DK INVESTORS, INC.
205 Lexington Avenue, 16th Floor
New York, NY 10016

Note:      Once deregistered, a fund is still required to maintain and preserve the records described in ruled 31a1- and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

|X| Management company

|_| United investment trust; or

|_| Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

|_| Open-end             |X| Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Before 1996 to 6/2001
Chase Fleming Asset Management (USA) Inc.
1211 Avenue of the Americas, 41st Floor
New York, NY 10013

6/2001 to Present
Wells Fargo Private Client Services
301 University Avenue, Suite 100, MAC A0476-011
Palo Alto, CA 94301

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NONE

13. If the fund is a unit investment trust (“UIT”) provide:

(a) Depositors’ name(s) and address(es):

Not Applicable.

(b) Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

|_| Yes             |X| No

If Yes, for each UIT state:

Name(s):

File No.: 811-_________

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

|X| Yes             |_| No

If Yes, state the date on which the board vote took place:

November 19, 2003

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

|X| Yes             |_| No

If Yes, state the date on which the shareholder vote took place:

December 17, 2003

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

|X| Yes             |_| No

(a) If Yes, list the date(s) on which the fund made those distributions:

February 6, 2004

(b) Were the distributions made on the basis of net assets?

|X| Yes             |_| No

(c) Were the distributions made pro rata based on share ownership?

|X| Yes             |_| No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

|_| Yes             |X| No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

|_| Yes             |X| No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

|_| Yes             |X| No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

175 shareholders of record, plus shares held by brokers.

(b) Describe the relationship of each remaining shareholder to the fund:

Certain shareholders who were affiliates of the corporation remain affiliates of the corporation by virtue of their shareholdings. Harry Nadler, an officer and director, and Francine Yellon, a director, remain affiliates by virtue of holding those positions as well as being shareholders.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

|X| Yes             |_| No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

See answer to Item 25.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

|X| Yes             |_| No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Approximately $135,000 in cash

(b) Why has the fund retained the remaining assets?

To cover anticipated expenses. See answer to Item 25.

(c) Will the remaining assets be invested in securities?

|_| Yes             |X| No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

|X| Yes             |_| No

If yes,

(a) Describe the type and amount of each debt or other liability:

EDGAR filing preparation $148.00; Annual Report to Shareholders (printing) $722.36

(b) How does the fund intend to pay these outstanding debts or other liabilities?

From its cash reserve. See answer to Item 20(a)

IV. Information About Event(s) Leading to Request for Deregistration

22.     (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $25,051

(ii)	Accounting expenses: $8,215

(iii)	Other expenses (list and identify separately): $3,000 for directors’ fees (special meeting), and $1,031.40 for distribution (liquidation).

(iv)	Total expenses (sum of lines (i) - (iii) above): $37,297.40

(b)	How were those expenses allocated? The Fund paid.

(c)	Who paid those expenses? The Fund paid.

(d)	How did the fund pay for unamortized expenses (if any)? Cash Reserve.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

|_| Yes             |X| No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

|_| Yes             |X| No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

|X| Yes             |_| No

Pursuant to the resolutions noted in response to question 15, the corporation ceased operating as an investment company and sold its assets. It distributed the net proceeds to its shareholders in a capital distribution of $13.19 per share on February 6, 2004 in cash pro rata to shareholders of record on January 30, 2004. It retained approximately $152,000 in cash to cover anticipated expenses, of which approximately $17,000 has been expended in regard to the Liquidation, leaving the $135,000 referred to in answer to Item 20(a). The corporation intends to continue as an operating company and periodic reporting company under the Securities Exchange Act of 1934 while seeking a party to purchase control and/or merge with the corporation. The $135,000 is reserved to pay expenses in seeking a party interested in taking control or merging with the registrant, such as expenses for service providers including attorneys, accountants, printers and other experts who do the due diligence, negotiate, and close the deal. The money will be held in a bank account and will not be invested in any security. Hopefully, at the end of the process, there will be funds left over which will be available for a final distribution to the shareholders.

VI. Mergers Only

26.     (a)     State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

    The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of DK INVESTORS, INC., (ii) he or she is the Secretary of DK INVESTORS, INC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature) /s/ Martin Mushkin —————————————— Martin Mushkin Secretary